

August 27, 2021

Guo Xiao
Chief Executive Officer
Turing Holding Corp.
200 East Randolph St
25th Floor
Chicago, IL 60601

> **Re: Turing Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed August 20, 2021**
> **File No. 333-258985**

Dear Mr. Xiao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 6, 2021 letter.

Registration Statement on Form S-1

Summary Consolidated Financial and Other Data, page 14

1.   We note your revised disclosure in response to prior comment 1. Please address the following:
     - Tell us why you believe the performance options should be included in the pro forma weighted average shares outstanding as the exercise of such options does not appear to be a transaction related to the offering. Refer to Article 11-02(a)(6) of Regulation S-X.
     - Explain why you are including restricted stock units in shares outstanding after the offering. In this regard, clarify when these shares will be issued and outstanding.

- Once the modification has been approved, ensure that you include a quantified discussion of these modifications in your subsequent events footnote disclosures. Refer to ASC 855-10-50-2.
- Considering there are several adjustments impacting your pro forma per share calculations, revise to include a tabular reconciliation of both the numerator and denominator used in such calculations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance, page 50

2. We note your added measure of net dollar retention rate in response to prior comment 4. Please revise to include a discussion regarding the reasons for the variability in such rate. In this regard, we note the net dollar retention rate decreased from 118% for fiscal 2019 to 102% for fiscal 2020 and then increased to 127% for the first half of 2021.

Quarterly Results of Operations and Key Metrics
Summary Comparison of Three Months Ended June 30, 2021 with the Three Months Ended June 30, 2020, page 67

3. Please revise your disclosures here to discuss net income and net income margin with greater prominence than adjusted EBITDA and adjusted EBITDA margin. Refer to Item 10(e)(l)(i) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Luke R. Jennings